UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires:
Estimated average burden hours per response... 12.00

15048158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Received
MAR 02 2015

SEC FILE NUMBER
8-43429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REICH & TANG DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1411 BROADWAY, 28TH FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

JOSEPH JERKOVICH **(212) 830-5200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TY 3/9/15

tj 3/10

OATH OR AFFIRMATION

I, **JOSEPH JERKOVICH** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **REICH & TANG DISTRIBUTORS, INC.**, as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

____

Signature

Chief Financial Officer

Title

SHERRY ANN KWO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KW6266985
Qualified In New York County
My Commission Expires August 06, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.

Statement of Financial Condition
December 31, 2014

Reich & Tang Distributors, Inc.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management of Reich & Tang Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As disclosed in Note 2 to the statement of financial condition, the Company has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2015

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 4,600,665
Receivables	
Distribution fees	52,728
Due from affiliate	706,553
Other assets	56,735
Total assets	$ 5,416,681
Liabilities and Stockholder's Equity	
Distribution assistance payable	$ 787,649
Accrued expenses	27,333
Total liabilities	$ 814,982
Stockholder's equity	
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1
Additional paid-in capital	3,497,853
Retained earnings	1,103,845
Total stockholder's equity	$ 4,601,699
Total liabilities and stockholder's equity	$ 5,416,681

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Nature of Business and Significant Accounting Policies

Nature of Business
Reich & Tang Distributors, Inc. ("RTD" or the "Company") is wholly-owned by Reich & Tang Asset Management, LLC ("RTAM"). RTAM is wholly-owned by Natixis Global Asset Management, L.P. ("NGAM, L.P.") which is wholly-owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NGAM, L.P. is part of Natixis Global Asset Management SA ("NGAM"), an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Global Asset Management SA. Natixis is principally owned by Groupe BPCE, a French banking group. The remaining approximately 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). RTD provides distribution services to investment funds sponsored by RTAM, which are primarily money market portfolios for US mutual funds and other pooled investment vehicles that are sold primarily through participating organizations. The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, claims exemption from the remaining provisions of that Rule. The Company did not hold funds or securities for, or owe funds or securities to, any customers.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A summary of the Company's significant accounting policies follows:

Cash Equivalents
Cash equivalents include investments in registered money market mutual funds managed by RTAM which are valued based on the net asset value of the fund and can be redeemed daily.

Revenue Recognition
Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management and are reflected in the Statement of Operations net of distribution fees waived. The Company may waive distribution fees receivable from money market funds for competitive reasons such as to maintain positive or zero net yields for such money market funds or to meet contractual requirements.

Distribution Assistance
The Company has entered into distribution agreements with various participating organizations. The amounts payable by the Company pursuant to such agreements were reduced as a result of the Company's decision to waive its distribution fee revenues for competitive reasons.

Income Taxes
The Company is included in the consolidated federal income tax return filed by NUSHI. The Company has an agreement with NUSHI whereby RTD will not pay any income tax provision to NUSHI and will not receive any income tax benefit from NUSHI. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as additional paid-in capital in the stockholder's equity account to adjust for this agreement between RTD and NUSHI. The income tax provision or benefit is computed on a benefit-for-loss basis as a member of a controlled group.

Consistent with the provisions of GAAP, management evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a component of income tax expense in the current period with a corresponding adjustment to a liability for uncertain tax positions.

In addition, GAAP requires management of the Company to analyze all open tax years, fiscal years 2011 to 2014, as defined by IRS statute of limitations for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended December 31, 2014, the Company did not have a liability for unrecognized tax benefits. The Company has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Transactions with Related Parties

The Company has an expense sharing agreement with RTAM, whereby RTAM has agreed to bear: (1) all distribution assistance expenses of the Company paid to participating organizations in excess of the distribution fees received by the Company from the sponsored mutual funds described in Note 1; and (2) all indirect expenses allocated to the Company.

At December 31, 2014, the Company has a related amount due from RTAM that is reflected as "Due from affiliate" in the accompanying Statement of Financial Condition. In addition, RTAM acts as paying agent for the Company with respect to direct operating expenses.

At December 31, 2014, the Company has an investment in a money market mutual fund that is managed by RTAM, comprising the entire balance of Cash and cash equivalents.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital of $3,683,670 which was $3,629,338 in excess of its required net capital of $54,332. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

4. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company may serve as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

5. Additional Valuation Information

Under the provisions of GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3) generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or investments are tiered into one of three levels. Changes in valuation methods may result in transfers in and out of an investment's assigned level:

Level 1 - prices determined using quoted prices in an active market for identical securities.

Level 2 - prices are determined using other significant observable inputs. Observable inputs are inputs that the other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, and others.

Level 3 - prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in determining the fair value of the securities or investments and would be based on the best available information.

The following is a summary of the tiered valuation input level, as of the end of the reporting period, December 31, 2014. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities. There were no transfers between fair value levels during the year.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Mutual Funds*	$ 4,600,665	$ -	$ -
	$ 4,600,665	$ -	$ -

*Included in Cash and cash equivalents on the Statement of Financial Condition.

6. Subsequent Events

Events and transactions from January 1, 2015 through the date the Statement of Financial Condition was issued have been evaluated by management for subsequent events. Management has determined that there were no material events that would require an adjustment to or additional disclosure in the Company's Statement of Financial Condition.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management of Reich & Tang Distributors, Inc.

We have reviewed Reich & Tang Distributors, Inc.'s assertions, included in the accompanying Reich & Tang Distributors, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Reich & Tang Distributors, Inc.
Exemption Report

Reich & Tang Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provision of 17 C.F.R. Section 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

Reich & Tang Distributors, Inc.
I, Joseph Jerkovich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Senior Vice President and Chief Financial Officer

February 26 , 2015